FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

Announcement on the Subscription of the Share Capital Increase

Athens

13.06.2013

National Bank of Greece SA announces that it has achieved the minimum required participation of private investors in the Share Capital Increase, raising from private investors cash amounting to over 10% of the total amount of the Share Capital Increase and will not proceed to issuing contingent convertible bonds.

A detailed announcement on the allocation of the new shares and other specific data of the subscription of the Share Capital Increase will be published tomorrow, 14 June 2013 after the scheduled meeting of the Board of Directors of National Bank of Greece S.A., in accordance with applicable legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: June 14th, 2013
Chief Executive Officer